

electrovaya



Investor Presentation

May 2026

(All figures in USD)

NASDAQ : ELVA

TSX : ELVA

Safe Harbor Statement

electrovaya

Forward-looking statements:

This presentation contains forward-looking statements and forward looking information (collectively, "forward-looking statements"), including statements that relate to, among other things, the size of the Company's addressable market and target verticals and applications, margin performance capabilities of new target operating segments, future operating jurisdictions including plans for manufacturing expansion in the United States and Japan, the ability to take advantage of manufacturing incentives for United States based manufacturers, the development of new products including solid-state batteries, the characteristics thereof, and the need for separator technology therein, the size of the Company's sales pipeline and the ability to satisfy orders thereunder, the Company's ability to satisfy its ongoing debt obligations, intentions to refinance existing debt facilities, anticipated continued increase in sales momentum in fiscal 2025, the future direction of the Company's business and products, technology development and other statements regarding the Company's markets, objectives, goals, strategies, intentions, beliefs, plans, expectations and estimates, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "possible", "expect", "intend", "estimate", "anticipate", "believe", "plan", "objective" and "continue" (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements are necessarily based on assumptions and involve risks and uncertainties, and undue reliance should not be placed on such statements. As a result actual results may differ materially from any result or expectation expressed or implied in forward-looking statements. Material assumptions on which forward-looking statements herein are based include that the Company's customers will complete new distribution centres in accordance with communicated expectations, intentions and plans, anticipated new orders based on customers' historical patterns and additional demand communicated to the Company and its partners, but not yet provided as a purchase order, expected decreases in input and material costs combined with stable selling prices in FY 2026, that the Company will be able to deliver ordered products on a basis consistent with past deliveries, that the Company's customer counterparties will meet their production and demand growth targets, the Company's ability to successfully execute its plans and intentions, including with respect to the entry into new business segments and verticals as well as servicing existing customers, the availability to obtain financing on reasonable commercial terms, including refinancing existing debt and completing the announced financing with the Export-Import Bank of the United States, the impact of competition and new technologies on the Company, that the Company's relationships with its suppliers, customers, lenders and other third parties will be maintained, market growth for lithium-ion battery applications, the Company's ability to service debt obligations and adhere to negotiated debt covenants, the regulatory, legal and political framework governing taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business and the interpretations of applicable laws, the Company's future research and development levels and future production levels, and the Company's operating costs and expected capital expenditures. Important factors that could cause actual results to differ materially from expectations include but are not limited to the impact of political decisions in the United States and elsewhere on trade and with respect to government incentives for manufacturing, natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, cyber incidents, boycotts and geopolitical events, including the imposition of tariffs or trade controls that could impact the Company's cross-border business, market demand among the Company's customers and target markets for lithium-ion batteries as well as those additional risk factors found in the Company's base shelf prospectus dated September 17, 2024 and any supplement thereto, and the documents incorporated by reference therein. The Company does not undertake any obligation to update or revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law. These forward-looking statements should not be relied upon as representing Electrovaya's assessments as of any date subsequent to the date of this presentation.Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company's Annual Information Form for the year ended September 30, 2025 under "Risk Factors", and in the Company's most recent annual Management's Discussion and Analysis under "Qualitative And Quantitative Disclosures about Risk and Uncertainties" as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law. These and other risks and uncertainties related to Electrovaya's business and the assumptions on which the forward-looking information is based are described in greater detail in the sections entitled "Risk Factors" in its Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission and the Ontario Securities Commission in Canada. Electrovaya assumes no obligation to update or revise any forward-looking statements, except as required by applicable laws. These forward-looking statements should not be relied upon as representing Electrovaya's assessments as of any date subsequent to the date of this presentation, all dollar amounts are in U.S. dollars unless otherwise noted.

Electrovaya at a Glance

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Infinity Technology – Safety & Longevity

- ✓ **High performance** battery systems for high and low voltage applications
- ✓ Industry-leading **safety & longevity** validated by third party and field data
- ✓ Multiple **Proprietary Technologies** protected by ~100 patents
- ✓ **Perfect Safety Record** – 30,000+ batteries deployed with no safety incidents



Domestic Manufacturing

- ✓ Existing Engineering & Systems manufacturing in Mississauga, Ontario
- ✓ New U.S Cell, Module & Systems manufacturing in Jamestown, New York will provide fully ITC compliant battery systems for key mission-critical applications



Blue Chip Customers & Partners

- ✓ 16 **Fortune 100 clients** across critical operations - selecting Electrovaya on **Performance & Safety**
- ✓ Leading **OEM Partners** in USA & Japan across various market segments
- ✓ Expanding into **new end markets** with **early wins** in warehouse automation, robotics, GSE, defense and construction



Sector Leading – Financial Results

- ✓ 12 consecutive quarters of **positive** Adj. EBITDA
- ✓ **TTM net profit $5.0M**
- ✓ **TTM Revenue $71.0M**
- ✓ Only profitable pure play Advanced Lithium-ion battery manufacturer in North America
- ✓ Strong momentum in orders from **OEM partners** and **Fortune 100** customers

Electrovaya is Critical for Addressing Battery Safety Requirements

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Lithium Ion Fires

- Lithium ion fires can last longer, cause extensive damage disrupting operations
  - Fires are **difficult to extinguish**
  - Fires often propagate within cells and battery systems due to **separator failures**
  - Risks costly damage and downtime, serious **health and safety risks**
- A Passenger EV battery fire can take up to **3 days** to fully extinguish (vs. 1 hour for a normal fire)

Cycle Life

- Short cycle life increases replacement frequency and **raises total cost of ownership**
- Mission-critical sites **demand long-life batteries** to minimize operational disruption
- Heavy-duty applications (warehouse automation, robotics, and energy storage) are **highly sensitive** to cycle life
- Battery degradation **reduces efficiency** and **causes downtime** in always-on environments

Example Issue Cases:



E-comm. Warehouse Fire *(UK, 2021)*

Robot's Lithium-ion battery caught fire and halted operations for weeks



Data Center Fire *(France, 2021)*

Lead-acid battery ignited and caused 3.6M websites to go offline

Infinity Technology – Safety is Our Top Priority

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Infinity Batteries Provide Additional Prevention to Fire Propagation


No fire
Nail Penetration Test

Fire Propagation Test



- No flames escaped the battery enclosure
- No internal propagation, the fire was contained within the faulted sub-module

Typical Batteries Propagate Fire


Nail Penetration Test



- Risks costly damage and downtime
- Serious health and safety risks

Product Differentiation

Ceramic Separator Technology

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Coated PO
Full Ceramic
Competitors
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15 minutes at 130°C
Coated PO
Full Ceramic

Heat Stability Advantage: Unlike competitors' ceramic coatings that can shrink or deform under high temperatures, *Electrovaya's ceramic separators maintain their structural integrity, ensuring consistent performance even in demanding conditions*

Enhanced Safety and Reliability: *Electrovaya's proprietary ceramic separators resist heat-induced shrinkage, reducing the risk of thermal runaway and ensuring long-term durability* in heavy-duty applications

Third Party Testing & Certifications

Performance

- ✓ Cycle life
- ✓ Internal Resistance
- ✓ Temperature Effect
- ✓ Power Capability
- ✓ Ageing

DNV Internal Test

Safety

- ✓ Cells, modules, packs

Sandia National Laboratories

UN38.3

Quality

- ✓ Our production sites adhere to the utmost quality standards

ISO

Toyota Production System

Electrovaya's Batteries Outperform Standard Batteries

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Safety		**Fully embedded ceramic separators reduce** risks propagating fire
Longevity		One 14,000-cycle lifespan lasts 10–15 years **of daily use.** Outlasts typical batteries by **3–5x**
Production		Jamestown, NY lithium-ion cell output will utilize **domestic / friendly supply chains** by mid-2026
Cost of Ownership		**One battery. Years of savings.**






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Mission-Critical Applications Require Higher Cycle Technology

Longer Life Batteries Lower Cost of Ownership

Longevity



Consumer Electronics
E-Bike
EV
Forklift (MHE)
Robotics
Energy Storage
Traditional Li-ion Batteries
Requires Enhanced Cycle Life
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500
1000
2,000
5,000
9,000
Cycles

Initial Capacity (Cycles)



2,000
6,000
5,000
15,000
Top-3 Japan
Top-3 Korea
Top-3 China
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Electrovaya Batteries Last 3x Longer than Industry Benchmarks

Electrovaya Occupies a Differentiated Position in Landscape

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- ✓ The highest safety standards – 30,000+ batteries deployed with no incidents
- ✓ Long cycle life dramatically reduces maintenance and TCO
- ✓ Ideally suited for: drones, consumer electronics, material handling, rugged environments and energy storage that require long lifecycle and extreme safety
- ✓ **Cycle life: 15,000+**



Traditional Li-Ion / Graphite

- × Prone to thermal runway
- × Higher replacement frequency = higher TCO
- × Commoditized by large Asian battery suppliers and not suitable for industrial/commercial environments
- × Ideally suited for: EVs, basic electronics
- × **Cycle life: Up to ~4,000**



Silicon Anode / Solid State

- × Highest energy density, but expensive to manufacture
- × Earlier stages of commercialization with most players unprofitable with high cash burn
- × Ideally suited for: defense, consumer electronics
- × **Cycle life: Up to ~1,500**



$66B Market Opportunity

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Material Handling
$6B

- Infinity batteries are the safest NMC-based Li-ion option for high-risk environments like busy warehouses
- Over 70% of sales with Fortune 500 companies



ESS
$55B

- Infinity tech offers ultra-long cycle life reducing replacements by multiples for datacenter uptime while providing safe reliable performance
- Product launched in September 2025 with strong interest for data center applications



Robotics
$2B

- 24/7 autonomous reliability provide long runtime and wireless fast-charging for robots
- Multiple OEM partners have already selected Electrovaya technology for new products



GSE
$500M

- Infinity systems have long cycle life for cost savings for 24/7 GSE applications
- Strong requirement for safety and reliability in this mission critical application
- Electrovaya products under trial with a major US airline



Defense
$2B

- Mission-critical reliability have demonstrated strong performance in extreme conditions
- Multiple global defense contractors evaluating Electrovaya's products at various stages of implementation

Sources: Precedence Research, Valuates Reports, The Insight Partners, Research And Markets, Verified Market Research

Customers and Partners – Infinity Batteries

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Strategic Partnership

TOYOTA MATERIAL HANDLING N.A.

Sumitomo Corporation Power & Mobility Co., Ltd.

Select OEM Customers

RAYMOND

TOYOTA MATERIAL HANDLING

Bastian SOLUTIONS

JABIL

End Users Example

(not a full list)

Walmart

THE HOME DEPOT

MAPLE LEAF

TARGET

LOWE'S

MARS

Unilever

SIEMENS

Mondelēz International

MICHELIN

Lineage

FedEx

ceva LOGISTICS

3M

Electrovaya Powers Mission Critical Applications 24/7


30,000+
Infinity Battery systems deployed
300+
Warehouses & logistic centers powered by Electrovaya
Enables mission-critical operations
24/7

Electrovaya's Solid State Technology

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Infinity Batteries provide industry leading longevity with the potential to **expand its TAM** with new product development in solid state leveraging its **proprietary separator technology**



Proof-of-Concept Separator Development



Scaling to > $100cm^2$ Separator Manufacturing



SSB Pouch Cell Prototyping

Technology Benefits:
Highest energy density

Technology Derisked:
Based on proprietary separator and electrolyte technology

Ideal For:
Drones, Consumer Electronics, High-performance Vehicles, & Aerospace

Other Infinity Cell Technology Advancements

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Ultra-Fast Charging Cell Development


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- 5 Minutes ultra-fast charging
- -30°C performance
- Extra Long Cycle Life
- Superior Safety

2026

- Q2 – Pre-Production
- Q3 – Certifications
- Q4 – Pilot Production

Other Infinity Cell Technology Advancements

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Generation 2 Ceramic Separator Technology Launching in 2027


Enhanced Thermostability
Designed to maintain performance across wider operating temperatures with improved heat distribution at the cell level


Higher Performance
Increased rate capabilities and energy density


Platform Ready Design
Built for next-gen electronics, mobility, and energy systems providing the same benefits as Electrovaya's current generation technology

Leveraging Longevity Advantage

Recurring Revenue

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Growing	Segments	Approx. Target Margins
Recurring Revenue Current <5% Target >10%	**Lease/Rentals** • Lower upfront costs (with OEM-supported residual value) • Ability to participate in off-lease opportunities • Rentals are a small but growing offering and in use with Electrovaya's largest end customers	0-5 yrs : 30% 6-10 yrs: 80% 11 yrs + : 100%
	SaaS Opportunities to increase from data analytics (already in use at major customers), demand response, and energy storage	>80%
	Aftermarket Services • Spare parts and accessories • Inspections and studies	30-50%

Product and Market Expansion Roadmap

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Accelerating growth through innovative product rollouts and capturing new end market opportunities


Robotics & GSE Advancements
2026
ESS Launch
2026
ESS Delivery
2027
ESaaS Model Scaling
Mid-term
Ultra-Fast Charging
Mid-term
Solid State Battery
Long-term

Global Reach


Electrovaya Corp & Labs
Mississauga, ON, CA
Electrovaya Gigafactory
Jamestown, NY, USA
Electrovaya Japan
Tokyo, Japan

US Manufacturing Expansion

Jamestown Facility: Groundbreaking facility with no execution or financing risk



137,000 sq ft facility on a 52-acre site in Jamestown, New York

- Provides reliable, domestic supply of lithium-ion cells (built in America) enabling full (ITC) Investment Tax Credit - domestic content qualification
- Vertical integration will improve margins and increases manufacturing capacity ($150-200M annually) (FEOC) Foreign Entity of Concern
- Meets growing customer demand for made in America products (BABA) Build America, Buy America Act & opens new market opportunities
- Low cost 100% renewable electricity (~$0.05/kWh)

Financing Secured

- ~$51M million loan from EXIM with interest deferral to 2026/2027
- $25M revolving asset-based lending facility from BMO
- ~$7M in local and state incentives
- $10–15M in annual Build Back Better (BBB) Act 45X tax credits at full production capacity

Date	Milestone
Jan. 2025	*Announces commencement of facility*
Apr. 2025	*Starts first phase of battery system manufacturing operations*
Spring 2026	*Delivery of capital equipment begins*
Summer 2026	*Set-up of Module Production*
Late Fall 2026	*Final setup and SAT of Cell Production Lines*

Achieved Financial Inflection Point

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One of the only profitable advanced battery companies in North America

Year-to-date Performance ($ in M)



$22.5
$2.6
1.78%
$33.6
$4.8
6.12%
YTD 2025
YTD 2026

Quarterly Performance ($ in M)



$15.0
$2.0
-2.80%
$18.0
$2.8
5.77%
Q2 2025
Q2 2026

Revenue | Net Profit | EBITDA

Key Stats

$71M TTM Revenue	**$11M** TTM Adj. EBITDA
12 Consecutive Quarters of Positive EBITDA	**5** Consecutive Quarters of Positive EPS

*Non-IFRS Measure: Adjusted EBITDA does not have a standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We believe that certain investors and analysts use Adjusted EBITDA to measure the performance of the business. Adjusted EBITDA is defined as income/loss from operations plus stock-based compensation and depreciation and amortization. Adjusted EBITDA is not a measure of financial performance under IFRS, and may not be defined and calculated in the same manner by other companies and should not be considered in isolation or as an alternative to IFRS measures. The most directly comparable measure to Adjusted EBITDA calculated in accordance with IFRS is income (loss) from operations.

Financing Growth

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	Sources		Uses
Working & Equipment Capital	**Export-Import Bank** $51 million senior secured working capital facility	→	**U.S Gigafactory** $150-200m revenue capacity generation
	BMO **BMO Corp Banking** $25 million senior secured working capital facility	→	**Working Capital Management** Supporting $100m+ in annual revenue
Operations	**45X Tax Credits** Incentives for domestic manufacturing	→	**U.S Manufacturing** Up to ~10.5m of tax credits under OBBBA (2025)[1]
	Cash Flow Positivity Electrovaya is no longer at a cash burning state	→	**Retained Earnings** The generation of cash will support organic growth

Summary Balance Sheets and Cap Table

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Select Balance Sheet Items

(US$ in thousands)	03/31/2026	09/30/2025
Cash & Equivalents	$23,537	$6,358
Total Assets	**106,037**	**63,931**
Short-term Debt	-	-
Total Debt	31,933	20,744
Total Liabilities	**43,253**	**32,804**
Total Shareholders' Equity	**62,784**	**31,127**



Net Working Capital
Total Shareholders Equity
FY 2022
FY 2023
FY 2024
FY 2025
(7,874)
(5,919)
(705)
7,146
887
8,585
31,878
31,127

CapTable as of 05/26/26

Outstanding shares	49,935,480
Outstanding warrants	-
Outstanding stock options	3,585,901
Total (Issued and Outstanding)	**53,521,381**

***Select Equity Items (NASDAQ) as of 05/26/26 close**

Share price*	$11.65
Market cap*	~$582M
Institutional ownership	~31%
Insider ownership	~28%

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electrovaya

Investor & Media Queries Please Contact:

Jason Roy

VP, Investor Relations & Corporate Development

Phone: 905-855-4618

Email: jroy@electrovaya.com

Web: www.electrovaya.com